                                                              File No. 005-48641
            As filed with the Securities and Exchange Commission on June 8, 1999
================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             --------------------

                                 SCHEDULE 14D-1
                  Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934

                                (Amendment No. 2)
                             J. RAY MCDERMOTT, S.A.
                            (Name of Subject Company)

                          MCDERMOTT INTERNATIONAL, INC.
                       MCDERMOTT ACQUISITION COMPANY, INC.

                          a wholly-owned subsidiary of
                          MCDERMOTT INTERNATIONAL, INC.
                                    (Bidder)

                             --------------------
                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)
                             --------------------

                                  P 64658 10 0
                                 (Cusip Number)


                                 S. Wayne Murphy
                          McDermott International, Inc.
                               1450 Poydras Street
                              New Orleans, LA 70161
                            Telephone: (504) 587-5400
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                     and Communications on Behalf of Bidder)


                                   Copies to:
        Christopher Mayer                               R. Joel Swanson
      Davis Polk & Wardwell                          Baker & Botts, L.L.P.
      450 Lexington Avenue                              One Shell Plaza
    New York, New York 10017                       Houston, Texas 77002-4995
    Telephone: (212) 450-4000                      Telephone: (713) 229-1234


================================================================================

------------------------------
CUSIP No.    P 64658 10 0
------------------------------

--------------------------------------------------------------------------------
   1  NAMES OF REPORTING PERSONS
      S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      McDermott International, Inc.
      I.R.S. Employer Identification No. 72-0593134
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS

      BK and WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)
                                                                             [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      Republic of Panama
--------------------------------------------------------------------------------
   7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON

      24,668,297
--------------------------------------------------------------------------------
   8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
      EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
   9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

      63.16%
--------------------------------------------------------------------------------
  10  TYPE OF REPORTING PERSON

      HC
--------------------------------------------------------------------------------

------------------------------
CUSIP No.    P 64658 10 0
------------------------------

--------------------------------------------------------------------------------
   1  NAMES OF REPORTING PERSONS
      S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      McDermott Acquisition Company, Inc.
      I.R.S. Employer Identification No. 72-1445243
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS

      AF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)
                                                                             [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      Republic of Panama
--------------------------------------------------------------------------------
   7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON

      0
--------------------------------------------------------------------------------
   8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
      EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
   9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

      0%
--------------------------------------------------------------------------------
  10  TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

  This Amendment No. 2 ( "Amendment No. 2") amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") originally filed on May 13, 1999 by McDermott International, Inc., a Panama corporation ("Parent"), and McDermott Acquisition Company, Inc., a Panama corporation ("Purchaser") and a wholly-owned subsidiary of Parent, as amended by Amendment No. 1 to the Schedule 14D-1 filed with the Commission on May 14, 1999, relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of J. Ray McDermott, S.A. (the "Company") (other than shares beneficially owned by Parent) at a price of $35.62 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 13, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal.

  All capitalized terms used in this Amendment No. 2 without definition have the meanings attributed to them in the Schedule 14D-1.

  The items of the Schedule 14D-1 set forth below are hereby amended as follows:

 Item 2.   Identity and Background.

  Item 2 (a)-(d), (g) of the Schedule 14D-1 is hereby amended and supplemented by adding the following to the end thereof:

  The information set forth in the second line of the first paragraph of
Schedule I of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

     Each of the Company's directors and officers is a citizen of the United States, other than Cedric E. Ritchie, who is a citizen of Canada.

  The information set forth in the second line of the first paragraph of
Schedule II of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

     Each of Parent's and Purchaser's directors and officers, and each of the proposed directors and officers of the Company after consummation of the Offer and the Merger, is a citizen of the United States, other than John N. Turner, who is a citizen of Canada.

 Item 3.   Past Contacts, Transactions or Negotiations with the Subject Company.

  Item 3(a) of the Schedule 14D-1 is hereby amended and supplemented by adding the following to the end thereof:

  The information set forth in "Background of the Offer; Recommendation of the Independent Committee and the Company Board" of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

     Background of the Offer; Recommendation of the Independent Committee and the Company Board

   On January 31, 1995, Parent and Offshore Pipelines, Inc. ("OPI") consummated a transaction (the "OPI Merger") pursuant to which Parent contributed its worldwide marine construction businesses to the Company, a newly-formed Panama corporation, and OPI was merged into a wholly-owned subsidiary of the Company. As a result of the OPI Merger, the shareholders of OPI acquired approximately 36% of the outstanding Shares, and Parent retained the remaining 64% of the outstanding Shares and all of the Preferred Stock.

   In connection with the OPI Merger, the Company Board established the Independent Committee, comprised of directors who were not present or former officers or employees of Parent or the Company as an oversight committee to review the fairness to the Company and its public shareholders of certain transactions between the Company and Parent. At the same time, Parent and the Company agreed that the Company would not take certain actions without the approval of the Independent Committee or the affirmative vote of the holders of a majority of the outstanding voting stock of the Company owned by persons other than Parent and its subsidiaries. Although this agreement expired in January 1998, the Independent Committee continued to review and approve all significant transactions between the Company and Parent.

   Over the last four years, representatives of the Company, the Independent Committee and Parent have had general conversations from time to time concerning the Company's strategic alternatives and Parent's investment in the Company.

   At a meeting of the Company Board on November 11, 1998, Mr. Roger E. Tetrault, Chairman and Chief Executive Officer of Parent and the Company, advised the Company Board that Parent was considering various strategic alternatives, including the possible acquisition of the publicly-held Shares. No terms were discussed. Mr. Tetrault identified possible benefits that could result from a combination of the two companies. He also indicated that if Parent decided to make such a proposal, it would likely be made in late February or early March 1999 and that Parent would advise the Company Board upon completion of its review. The Company Board determined that any such proposal would be considered by the Independent Committee. The Independent Committee consisted of Messrs. William J. (Bill) Johnson (Chairman), Rick L. Burdick, Sean C. O'Keefe, Cedric E. Ritchie and Robert L. Howard. It was determined that Mr. Howard would recuse himself from participation on the Independent Committee in connection with its consideration of any proposal made by Parent because of his position as a member of the Parent Board of Directors (the "Parent Board"). None of the four members of the Independent Committee who participated in the consideration of the proposals from Parent were present or former employees, officers or directors of Parent or employees or officers of the Company.

   On November 13, 1998, Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") made a presentation to the Parent Board about various strategic alternatives, including a possible acquisition by Parent of the publicly-held Shares. Merrill Lynch suggested that Parent could acquire the publicly-held Shares of the Company using either cash or common stock of Parent ("Parent Stock") as consideration. Merrill Lynch indicated that combining Parent and the Company would be beneficial because the combined entity would eliminate expenses associated with the separate management of two publicly traded companies, receive greater coverage by equity research analysts and create a more efficient organizational structure. During the meeting, the Parent Board empaneled a Finance Committee, consisting of Messrs. John W. Johnstone, Jr. (Chairman), Philip J. Burguieres, William McCollam, Jr. and Bruce DeMars (the "Finance Committee").

   On November 25, 1998, the Finance Committee discussed several strategic initiatives of Parent. The Finance Committee reaffirmed its commitment to complete its review of all of the strategic initiatives currently under consideration by the Finance Committee, prior to making a decision whether or not to seek to acquire the publicly-held Shares of the Company. Each member of the Finance Committee confirmed that he did not own any Shares.

   In December 1998, Parent engaged Davis Polk & Wardwell ("Davis Polk") as its legal advisor with respect to the strategic initiatives under review.

   In early December 1998, Mr. Tetrault suggested that the Independent Committee should consider engaging financial and legal advisors in anticipation of a possible proposal from Parent.

   The Independent Committee engaged Baker & Botts, L.L.P. ("Baker & Botts") as its legal advisor on December 17, 1998 and Simmons as its financial advisor on January 5, 1999.

   On January 4, 1999, the Finance Committee concluded that it should analyze and develop alternatives for acquiring the publicly-held Shares. On January 20, 1999, the Finance Committee engaged Merrill Lynch as its financial advisor.

   The Independent Committee met with its legal and financial advisors in Houston, Texas, on January 12, 1999. At that meeting, Baker & Botts addressed the Independent Committee concerning their duties and responsibilities under applicable law. The members of the Independent Committee acknowledged that in considering and negotiating any transaction with Parent their responsibility was to act in the best interests of the Company's public shareholders. The members of the Independent Committee determined that consideration of any business combination between the Company and Parent was within the Independent Committee's scope of authority, but indicated that the Company Board should consider a resolution confirming the Independent Committee's authority to act on any such transaction. During this meeting, Simmons outlined the scope of their anticipated activities in advising the Independent Committee, including providing a financial analysis of any proposals which may be received from Parent and an evaluation of possible alternative transactions, providing, if requested, a fairness opinion as to a business combination between the Company and Parent and assisting the Independent Committee in negotiating with Parent. The Independent Committee decided to wait until it received a proposal from Parent before beginning discussions with Parent.

   On February 1, 1999, the Finance Committee met with Merrill Lynch to discuss alternatives for acquiring the publicly-held Shares of the Company. Merrill Lynch reviewed with the Finance Committee its study and evaluation of the Company, Parent and several proposed transactions, which included analyses of comparable companies, comparable transactions, the values of the Company and Parent, the relative values of the two companies, premiums in a stock for stock transaction and premiums in similar public transactions. The methodologies used in conducting these analyses were substantially the same as the methodologies set forth below under "Opinion of Financial Advisor to the Finance Committee." Merrill Lynch's presentations were based primarily on an assumed stock for stock transaction and an assumed offer price of $27.31 per publicly-traded Share. Such a transaction would have required Parent to issue approximately
 19.3 million new shares of Parent Stock and represented approximately a 15% premium to the Share price as of February 1, 1999. Merrill Lynch also provided an analysis of the pro forma effect on Parent's projected earnings per share of an acquisition of the publicly-held Shares in a stock for stock transaction. Assuming that the goodwill associated with combining Parent and the Company would be amortized over 15 or 30 years, this analysis indicated that a stock for stock transaction with an assumed $27.31 offer price would dilute Parent's fiscal year 2000 earnings per share by 16.8% and 12.5%, respectively. This information was presented on the following day to the Parent Board.

   On February 17, 1999, Parent and the Company executed a confidentiality agreement (the "Confidentiality Agreement"), under which Parent agreed to provide to the Company certain confidential information relating to its operations and the Company agreed to keep all nonpublic information received from Parent in confidence, subject to certain exceptions.

   On March 4, 1999, Simmons met with Messrs. Johnson and O'Keefe to discuss their analysis to date, which included analyses of the Company, Parent, a potential business combination of the two companies and possible alternative transactions. The analysis of each of the Company and Parent included a review of its history, its financial and operating performance and the financial performance of comparable companies, its assets and liabilities (including contingent liabilities) and its operating markets. The methodologies used in conducting an analysis of a potential combination of the two companies were substantially the same methodologies used in connection with the fairness opinion delivered by Simmons to the Independent Committee on May 6, 1999, which are set forth below under "Opinion of Financial Advisor to the Independent Committee." Because the Initial Proposal involved the receipt of Parent Stock as consideration, Simmons used similar methodologies to value Parent and Parent Stock. Finally, Simmons described its preliminary views of the positive and negative aspects of alternative transactions, including continued ownership by the public shareholders combined with the implementation of a strategic acquisition program funded by the Company's cash reserves, a private sale of the Company, a private sale of the publicly-held Shares, a repurchase by the Company of the publicly-held Shares, a repurchase by the Company of the Shares held by Parent, a spin-off of the Company and a secondary offering of Shares. Simmons noted that, because of Parent's controlling ownership interest in the Company, any such alternative transaction would be dependent on Parent's concurrence in the Company's decision to pursue an alternative transaction. On March 9, 1999, Simmons met with Mr. Burdick to review the foregoing preliminary analysis.

   At a meeting on March 9, 1999, the Finance Committee considered various alternatives for acquiring the publicly-held Shares and determined to make a specific proposal to the Independent Committee.

   On March 10, 1999, the Finance Committee delivered its initial proposal to the Independent Committee. The proposal involved a merger of a newly-formed subsidiary of Parent into the Company, whereby each Share not owned by Parent would become 1.15 shares of Parent Stock and the Company would become a wholly-owned subsidiary of Parent (the "Initial Proposal"). The Initial Proposal was disclosed to the public on March 10, 1999. In response, the Independent Committee announced that it would consider the Initial Proposal.

   On March 11, 1999, the Company Board adopted resolutions confirming the Independent Committee's authority to act with respect to any proposal for a business combination between Parent and the Company.

   On March 15, 1999, representatives of Merrill Lynch and Simmons met to discuss the Initial Proposal. During this meeting, Merrill Lynch presented an overview of the merits of the Initial Proposal. Merrill Lynch and Simmons discussed, among other things, the small public float in the Shares, the confusion in the market perception of Parent and the rationale for the combination (including cost savings and increased analyst and institutional interest in Parent). Merrill Lynch noted that the 1.15 shares of Parent Stock that would be received in the Initial Proposal by the Company's minority shareholders represented a 8.5% premium to the closing Share price on the day preceding the Initial Proposal and a 16.2% premium to the closing Share price at the time of the announcement of the Initial Proposal. Merrill Lynch also presented the results of its comparable company trading analysis, which suggested that the Shares were overvalued in the market in relation to other comparable companies. Merrill Lynch also discussed with Simmons recent third-party forecasts, which indicated a greater decline in both Parent's and the Company's earnings per share for fiscal years 2000 and 2001 than had been previously forecasted.

   Because the Initial Proposal involved an exchange of stock, both companies and their advisors requested and undertook due diligence. On March 17, 1999, management of Parent made a presentation and answered questions posed by the Company's advisors. On March 22, 1999, the Company's management made a similar presentation. Further due diligence was conducted during the following weeks.

   The Independent Committee met with its advisors on April 1, 1999. At that meeting, representatives of Baker & Botts discussed the duties and responsibilities of the members of the Independent Committee in connection with their consideration of a business combination with Parent, stressing the importance of actively and independently representing the interests of the minority shareholders of the Company. Representatives of Simmons began a discussion of the Initial Proposal by indicating that a valuation of Parent was complicated because of Parent's contingent liabilities. Simmons indicated that these contingent liabilities were not easily quantified, but should be considered in any evaluation of Parent. Simmons then reviewed with the Independent Committee its study and evaluation of the Company, Parent and the Initial Proposal, which included an update of their March 4, 1999 analysis provided to the members of the Independent Committee. Simmons also discussed the potential positive aspects (including a premium to the current market price, improved investor profile, improved profile in capital markets and the benefits from the elimination of duplicative costs) and negative aspects (including potential dilution of any future recovery in the oilfield service industry, the uncertainty of Parent's contingent liabilities and less access to excess cash) to the Company's minority shareholders of completing a business combination with Parent, assuming the receipt of Parent Stock as consideration. Simmons calculated the premium implied by the Initial Proposal based on stock prices over time periods of one day, one week and four weeks prior to the announcement of the Initial Proposal and concluded that (1) the nominal premium ranged from 8.5% to 29.7%, (2) after adjustment for the recovery of oilfield service company stock prices and elimination of the effect of the announcement of the Initial Proposal, the premium ranged from 7.8% to 9.9% and (3) after such adjustment and if no premium was attached to the Company's substantial cash reserves, the premium ranged from 14.8% to 19.2%. Simmons also indicated that they received an analysis prepared by Merrill Lynch in support of the Initial Proposal. In Simmons' view, that analysis did not appropriately value the Company's substantial cash reserves or take into consideration the recent recovery in the market for oilfield service company stocks. After an extensive discussion of the Simmons analysis and the terms of the Initial Proposal, the Independent Committee determined that the Initial Proposal was inadequate because of, among other things, the substantial increase in the market price for oil service stocks since the date the Initial Proposal was delivered and the Independent Committee's belief that sufficient value had not been given to the Company's substantial excess cash. The Independent Committee authorized Mr. Bill Johnson (Chairman of the Independent Committee) to contact Mr. John Johnstone (Chairman of the Finance Committee) to arrange a meeting between the financial advisors of each Committee.

   Unable to reach Mr. Johnstone, Mr. Johnson contacted Mr. Philip Burguieres, another member of the Finance Committee, on April 1, 1999 to inform him that the Independent Committee had determined that the Initial Proposal was inadequate and to suggest that Simmons and Merrill Lynch meet to discuss their valuations. Mr. Burguieres agreed to authorize Merrill Lynch to meet with Simmons, and Mr. Johnson instructed Simmons to arrange the meeting.

   On April 6, 1999, Simmons and Merrill Lynch met to discuss their respective valuations of the Company and Parent. They discussed the Initial Proposal and alternatives, including combinations that would involve cash and stock or all cash as consideration. Simmons indicated that it could not recommend the Initial Proposal. Merrill Lynch left the meeting with the impression that Simmons would be willing to recommend to the Independent Committee an offer of
 1.15 shares of Parent Stock plus $4 in cash for each Share.

   On April 8, 1999, the Finance Committee met with Merrill Lynch to review the results of the April 6 meeting between Merrill Lynch and Simmons. The Finance Committee also discussed with Merrill Lynch the increase in oilfield service company stock prices since the announcement of the Initial Proposal. Merrill Lynch attributed the increase primarily to OPEC's March 10, 1999 announcement to decrease oil production. Merrill Lynch also updated the analyses contained in its February 1, 1999 presentation to the Finance Committee using current market information. Merrill Lynch's revised dilution analysis indicated that a part-stock, part-cash transaction would be less dilutive to Parent's projected earnings per share than an all-stock transaction and that an all-cash transaction would be significantly less dilutive to Parent's projected earnings per share than either of the other two alternatives. Based on Merrill Lynch's understanding of the position of the Independent Committee and the Finance Committee's discussions with its financial advisor, the Finance Committee decided to increase its offer to 1.15 shares of Parent Stock plus $1.50 in cash for each Share.

   On April 9, 1999, Merrill Lynch informed Simmons that the Finance Committee had increased its offer to 1.15 shares of Parent Stock plus $1.50 in cash per Share. Merrill Lynch also told Simmons that the Finance Committee was very concerned about the possibility that any transaction with the Company might cause dilution to Parent's per share earnings. Simmons communicated this to the Independent Committee, which instructed Simmons to develop an analysis of the dilution to Parent's per share earnings assuming that the Company's excess cash was invested at a rate of return greater than money market rates of return.

   On April 9, 1999, Baker & Botts and the Independent Committee received from Davis Polk an initial draft of a proposed merger agreement.

   Concerned that the valuations of the two committees may still be too far apart for a transaction to materialize, the Independent Committee instructed Simmons to contact Merrill Lynch to determine if Parent would consider selling its Shares and, if so, at what price. Simmons was informed that Parent was not interested in soliciting offers to purchase its Shares.

   On April 13, 1999, members of the Independent Committee met by telephone with their advisors. Simmons' dilution analysis was reviewed and discussed. The dilution analysis indicated that under certain rate of return assumptions, Parent could significantly reduce its pro forma projected earnings per share dilution by investing the Company's excess cash in capital projects or acquisitions rather than continuing to earn money market rates of return. Simmons also presented an analysis of a transaction whereby the Company would repurchase the Shares from its public shareholders. This analysis showed that such a transaction could be accretive to Parent's earnings per share and cash flow per share. Simmons stated that this analysis could reduce the Finance Committee's concerns regarding the impact of an acquisition by Parent of the publicly-held Shares on Parent's earnings per share. Members of the Independent Committee discussed their concern about the proper valuation of Parent's contingent liabilities. After this discussion, members of the Independent Committee decided to present to the Finance Committee a counteroffer of 1.15 shares of Parent Stock and $5 in cash per Share. They also instructed Baker & Botts on several points to be included in the Independent Committee's comments on the proposed merger agreement, including the Independent Committee's position that the proposed transaction should be conditioned on the affirmative vote of holders of a majority of the outstanding Shares other than Shares beneficially owned by Parent.

   On April 14, 1999, Simmons met with Merrill Lynch to review its dilution analysis and present the Independent Committee's counteroffer. Merrill Lynch expressed its concern that the proposed counteroffer would substantially dilute the Parent's future earnings. Simmons suggested that members of the two committees and their financial advisors meet to discuss their differences and try to reach a resolution.

   On April 15, 1999, the Independent Committee's comments on the initial draft of the merger agreement were delivered to Davis Polk.

   On April 16, 1999, the Finance Committee met to discuss the counteroffer from the Independent Committee. At the end of the meeting, the Finance Committee asked its advisors to seek clarification of the terms of the counteroffer from the advisors to the Independent Committee.

  On April 16, 1999, Merrill Lynch and Simmons discussed the terms of the counteroffer.

   On April 19, 1999, the Finance Committee reconvened to hear the report from its advisors concerning their discussions with the advisors to the Independent Committee. Merrill Lynch reported that Simmons was no longer prepared to recommend to the Independent Committee an offer of 1.15 shares of Parent Stock plus $4 in cash for each Share. After extended discussions, the Finance Committee unanimously determined to terminate discussions with the Independent Committee.

   Promptly after the meeting, Davis Polk informed Baker & Botts that the Finance Committee had decided to terminate the merger discussions with the Independent Committee because of a failure to reach agreement on the financial terms of the transaction. A press release to that effect was issued the following day.

   After discussions with individual members of the Independent Committee and with its legal and financial advisors, Mr. Bill Johnson contacted Mr. Philip Burguieres on April 22, 1999 in an attempt to restart discussions between the two committees.

   On April 29, 1999 Mr. Johnson met with Simmons to discuss Simmons' comparison of the accretion/dilution to Parent's earnings per share based on various transaction values and structures, including various combinations of stock, cash and warrants to purchase stock This analysis indicated that alternative transactions could reduce dilution to Parent's earnings per share.

   On April 30, the Finance Committee convened and decided to authorize Mr. Burguieres to meet with Mr. Johnson.

   On May 1, 1999, Mr. Burguieres and Merrill Lynch met to discuss Merrill Lynch's analysis of the pro forma effect on Parent's projected earnings per share of an all cash acquisition of the publicly-held Shares at various consideration values. This analysis showed the dilutive effect to Parent's fiscal year 2000 earnings increasing from 12.7% to 18.6% using consideration values ranging from $31 per Share to $36 per Share. Merrill Lynch also provided an analysis of premiums paid in minority interest transactions. In the aggregate, this analysis indicated relevant merger premiums of between 15.0% and 25.0%.

   Messrs. Johnson and Burguieres met on May 4, 1999. They discussed the recent increase in the price of the Shares, the valuation of the Company's excess cash and the opportunity to earn higher returns, the possible dilution to Parent's earnings per share and other factors relating to value. After further discussion, Messrs. Johnson and Burguieres agreed to recommend to their respective committees an all cash transaction at $35.62 per Share.

   Later that day, the Finance Committee met to review the report and recommendation from Mr. Burguieres. Merrill Lynch advised the Finance Committee that they were of the opinion that the consideration proposed to be paid to the holders of Shares (other than Parent) was fair from a financial point of view to Parent. Merrill Lynch's analyses were substantially the same as the analyses set forth below under "Opinion of Financial Advisor to the Finance Committee." Based on the foregoing, the Finance Committee voted unanimously to recommend the $35.62 all cash proposal to the full Board of Parent.

   The Independent Committee met by telephone during the afternoon of May 4, 1999 with its legal and financial advisors. Mr. Johnson presented the proposal to the Independent Committee, and Simmons provided certain updated analyses of the Company and the terms of the proposed transaction. Simmons' analyses were substantially the same as the analyses set forth below under "Opinion of Financial Advisor to the Independent Committee." Simmons informed the Independent Committee that it was prepared to deliver a fairness opinion with respect to a transaction priced at $35.62 per Share. Members of the Independent Committee noted that an all cash transaction removed the risk associated with Parent's contingent liabilities, a major concern raised by the Initial Proposal. Representatives of Baker & Botts informed the Independent Committee of discussions with Davis Polk regarding the revised terms of the proposed merger. The Independent Committee instructed Baker & Botts regarding its comments on the revised merger agreement, including that the proposed transaction should be structured as a two step transaction with a tender offer followed by a merger and that the tender offer should be conditioned upon there being validly tendered and not withdrawn prior to the expiration of the tender offer a number of Shares equal to at least a majority of the outstanding Shares other than Shares beneficially owned by Parent. After further discussion, the Independent Committee decided to defer action to a later date allowing the Independent Committee members an additional opportunity to consider the proposal and further review the extensive materials provided by Simmons during the negotiation process.

   On May 5, 1999, the full Board of Parent met to consider the $35.62 all cash proposal, the recommendation of the Finance Committee and the advice of Merrill Lynch and Davis Polk. A detailed summary underlying Merrill Lynch's opinion to the Parent Board is set forth below under "Opinion of Financial Advisor to the Finance Committee." After a full discussion, the Board of Parent approved the proposal subject to Mr. Tetrault being satisfied that the financing necessary to consummate the transaction was available. Three directors who were also directors of the Company (Messrs. Tetrault, Woolbert and Howard) indicated that they were in favor of the proposal but, on advice of counsel, abstained from voting.

   Promptly thereafter, Parent commenced discussions with Citibank about providing a $525 million facility to finance the transaction. On May 7, 1999, Citibank issued to Parent a commitment letter for the financing. See "Financing of the Offer and the Merger." Mr. Tetrault determined that he was now satisfied that the necessary financing was available.

   On May 5, 1999, the Independent Committee met to again consider the proposed transaction. Members of the Independent Committee discussed the terms of the Merger Agreement, and representatives of Simmons reviewed and updated their analysis of the fairness of the proposal. A detailed summary of the analyses performed by Simmons is set forth below under "Opinion of Financial Advisor to the Independent Committee." Simmons then rendered an oral opinion (subsequently confirmed by delivery of a written opinion dated May 6, 1999) to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the consideration to be paid in the Offer and the Merger was fair to the holders of Shares (other than Parent) from a financial point of view. The Independent Committee then unanimously determined that the terms of the Offer and the Merger are fair to and in the best interests of the Company's shareholders (other than Parent), and unanimously voted to recommend that the Company Board approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. At the meeting, the Independent Committee requested that Simmons update its analysis for purposes of a summary presentation and confirmation of its oral opinion at a meeting of the Company Board to be held on the following day.

   On May 6, 1999, the Company Board met to consider the Merger Agreement and the transactions contemplated thereby. Mr. Johnson described the terms of the Merger Agreement and indicated that the Independent Committee had unanimously approved the Merger Agreement and recommended that the Company Board approve the Merger Agreement. Representatives of Simmons described their review and analysis of the transaction and confirmed its oral fairness opinion provided to the Independent Committee on May 5, 1999. Representatives of Baker & Botts then described the principal terms of the Merger Agreement. After a full discussion, the Company Board accepted the recommendation of the Independent Committee and
 (i) determined that the terms of the Offer and the Merger were fair to and in the best interests of the Company's shareholders (other than Parent), (ii) approved the Merger Agreement and authorized the execution and delivery thereof and (iii) determined to recommend that the shareholders of the Company tender their Shares pursuant to the Offer and approve the Merger Agreement. Prior to participating in the determinations and recommendations of the Company Board, the members of the Company Board who were also directors or officers of Parent identified their affiliations with Parent and noted that as a result of such affiliations they had a potential conflict of interest. As a result, Roger E. Tetrault, Robert L. Howard and Richard E. Woolbert elected to abstain.

  Item 3(b) of the Schedule 14D-1 is hereby amended and supplemented by adding the following to the end thereof:

  The information set forth in "Background of the Offer; Recommendation of the Independent Committee and the Company Board" of the Offer to Purchase is hereby amended and restated to read in its entirety as set forth under Item 3 hereto.

  The information set forth in the first paragraph of "Purpose and Structure of the Offer and the Merger; Reasons of Parent for the Offer and the Merger" of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

   The purpose of the Offer and the Merger is for Parent to increase Parent's ownership of the Company from approximately 63% to 100%. Upon consummation of the Merger, the Company will become a direct, wholly-owned subsidiary of Parent. The Company's purpose in entering into the Merger Agreement was to maximize the value received by holders of the publicly-held Shares as a result of such Share ownership, in light of available alternatives. Alternative means to accomplish this purpose were considered by the Company but were not pursued because the Company considered the terms of the Offer and the Merger to be superior to any practical alternative. The Company determined to undertake the transactions contemplated by the Merger Agreement at this time due to its receipt of a proposal by Parent to engage in a business combination and its determination that the Offer and the Merger are in the best interests of its shareholders (other than Parent).

  The information set forth in "Purpose and Structure of the Offer and the Merger; Reasons of Parent for the Offer and the Merger" of the Offer to Purchase is hereby supplemented by adding the following after the last paragraph:

   After a comprehensive review of Parent's strategic alternatives in November 1998, the Finance Committee concluded in early 1999 that for the reasons described in the preceding three paragraphs Parent should pursue the acquisition of the publicly-held Shares, provided that the combination could be achieved on terms acceptable to both companies and their shareholders. Based on Parent's long-term outlook for the marine construction industry, the Finance Committee and Parent concluded that an opportunity existed for Parent to acquire such Shares at a premium, which would be attractive to the Company's public shareholders while providing value to Parent's shareholders. Prior to early 1999, neither the Finance Committee nor Parent had systematically analyzed the acquisition of the publicly-held Shares.

   Purchaser is a wholly-owned subsidiary of Parent and was organized on May 10, 1999 solely for the purpose of consummating the transactions contemplated by the Merger Agreement. Purchaser is pursuing this transaction at this time in order to assist Parent in its efforts to acquire all of the publicly-held Shares. The Merger Agreement provides that as promptly as practicable after all conditions to the Merger set forth therein have been satisfied or, to the extent permitted thereunder, waived, Purchaser will be merged into the Company in accordance with Panama Law. As a result of the Merger, the separate existence of Purchaser will cease, and the Company will continue as the Surviving Corporation. As a result, Parent will own all of the Shares of the Company.

  The information set forth in the last paragraph of "Certain Projections" under "Certain Information Concerning the Company" of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

   The projections were prepared solely for internal use and not with a view to public disclosure or compliance with the published guidelines of the Commission or the American Institute of Certified Public Accountants regarding projections and were not prepared with the assistance of, or reviewed by, independent accountants. Such projections are included by Purchaser in this Offer to Purchase solely because such information was furnished to Parent and Purchaser by the Company. The projections were not prepared in accordance with generally accepted accounting principles and were not audited or reviewed by any independent accounting firm, nor did any such firm perform any other services with respect thereto. While presented with numerical specificity, the projections are based on a variety of assumptions relating to the businesses of the Company, industry performance, general business and economic conditions and other matters, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the Company's control and are not capable of precise prediction. These assumptions involve judgments with respect to, among other things, future economic and competitive conditions, inflation rates and future business conditions. Therefore, such projections are inherently imprecise and there can be no assurance that they will prove to be reliable. Also, actual future results may vary materially from those shown in the projections. None of Parent, Purchaser, the Company, Simmons or Merrill Lynch is under any obligation to or has any intention to update the projections at any future time and the inclusion of such projected information in this Offer to Purchase should not be regarded as a representation by any such persons that such projected outcomes will be achieved.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.

  Item 5(a)-(e) of the Schedule 14D-1 is hereby amended and supplemented by adding the following to the end thereof:

  The information set forth in "Background of the Offer; Recommendation of the Independent Committee and the Company Board" of the Offer to Purchase is hereby amended and restated to read in its entirety as set forth under Item 3 hereto.

  The information set forth in "Purpose and Structure of the Offer and the Merger; Reasons of Parent for the Offer and the Merger" of the Offer to Purchase is hereby amended and restated as set forth under Item 3 hereto.

  The information set forth in the last paragraph of "Certain Projections" under "Certain Information Concerning the Company" of the Offer to Purchase is hereby amended and restated to read in its entirety as set forth under Item 3 hereto.

  Item 5(f)-(g) of the Schedule 14D-1 is hereby amended and supplemented by adding the following to the end thereof:

  The information set forth in "Increased Interest in Net Book Value and Net Earnings of the Company" under "Certain Effects of the Offer" of the Offer to Purchase is hereby amended and supplemented by adding the following sentence to the end of the first paragraph:

  Purchaser has adopted Parent's analysis of the effects of the Offer and the Merger.

Item 6.   Interest in Securities of the Subject Company.

  Item 6 of the Schedule 14D-1 is hereby amended and supplemented by adding the following to the end thereof:

  The information set forth in the last paragraph of "Certain Projections" under "Certain Information Concerning the Company" of the Offer to Purchase is hereby amended and restated to read in its entirety as set forth under Item 2 hereto.

  The information set forth in Schedules I and II of the Offer to Purchase is hereby amended and supplemented as set forth under Item 2 hereto.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

  Item 7 of the Schedule 14D-1 is hereby amended and supplemented by adding the following to the end thereof:

  The information set forth in "Background of the Offer; Recommendation of the Independent Committee and the Company Board" of the Offer to Purchase is hereby amended and restated to read in its entirety as set forth under Item 3 hereto.

  The information set forth in "Purpose and Structure of the Offer and the Merger; Reasons of Parent for the Offer and the Merger" of the Offer to Purchase is hereby amended and restated as set forth under Item 3 hereto.

  The information set forth in the last paragraph of "Certain Projections" under "Certain Information Concerning the Company" of the Offer to Purchase is hereby amended and restated to read in its entirety as set forth under Item 2 hereto.

Item 8.   Persons Retained, Employed or to be Compensated.

  Item 8 of the Schedule 14D-1 is hereby amended and supplemented by adding the following to the end thereof:

  The information set forth in the second paragraph of "Premium Analyses" under "Opinion of Financial Advisor to the Independent Committee" of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

   In addition, Simmons compared the Offer Price to the May 6 Closing Price, the Estimated May 6 Price and the Pre-announcement Price, in each case as adjusted to eliminate any premium on the Company's excess cash. Simmons made this adjustment as a result of its determination that any purchaser would be unwilling to pay a premium for the Company's excess cash and that, as a result, any premium should be solely attributable to the Company's operating business. It was Simmons' judgment that the Company's cash and cash equivalents and investments in debt securities exceeded the Company's cash needs at May 6 by an amount equal to $12.95 per Share. Simmons calculated this amount by subtracting an amount equal to 5% of the Company's fiscal 1999 revenues (which in Simmons' judgment is an amount that approximates cash typically needed for operations by companies engaged in the offshore construction and oilfield services industry) from the Company's cash and cash equivalents and dividing that amount by the outstanding Shares. In order to gauge the premium implied by the Offer Price over the May 6 Closing Price as adjusted to eliminate any premium on excess cash, Simmons subtracted the per share amount of the excess cash ($12.95) from each of the May 6 Closing Price (to yield an adjusted price per Share of $17.55) and the Offer Price (to yield $22.67 per Share) and compared the adjusted Offer Price to the adjusted May 6 Closing Price. This calculation resulted in a 29.2% premium. In like fashion, Simmons adjusted both the Estimated May 6 Price and the Pre-announcement Price to exclude the excess cash and determined that the premium so implied with respect to the adjusted Estimated May 6 Price was 38.0% and the premium so implied with respect to the adjusted Pre-announcement Price was 139.1%.

  The information set forth in the first paragraph of "Other Factors and Analyses" under "Opinion of Financial Advisor to the Independent Committee" of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

   In the course of preparing its Opinion, Simmons performed other analyses and reviewed other matters, including the trading characteristics of the Shares and the shares of comparable companies and the history and outlook for energy markets, the oilfield services industry and the Company's markets. Simmons observed that the Company's stock performance (1) reflected the general decline in other oilfield services company stocks from late 1997 through early 1999, driven by declining energy prices and activity levels in the oilfield services industry, and (2) more recently reflected the recovery in the market for oilfield services company stocks, driven by a recovery in energy prices and an improving outlook for oilfield services companies. Simmons also reviewed the assumptions underlying projections for the Company and for comparable companies and observed that such assumptions were generally consistent with its analysis of historical and current conditions in the oilfield services industry. Simmons then considered the potential for further recovery in the oilfield services industry, observing that the Company's public shareholders could, if they wish, retain their exposure to any future recovery in the oilfield services industry by reinvesting the proceeds of the transaction contemplated by the Merger Agreement in oilfield services company securities. Simmons also reviewed the ownership interests of the Company's principal shareholders (other than Parent) and the possible effects of Parent's significant ownership interests, and noted that, because of Parent's controlling ownership interest in the Company, any alternative transaction to the Offer and the Merger would be dependent on Parent's concurrence in the Company's decision to pursue an alternative transaction. Simmons also reviewed the Company's contingent liabilities and observed that the transaction contemplated by the Merger Agreement would eliminate any future impact of those liabilities on the holders of the publicly-held Shares. In addition, Simmons analyzed the pro forma effects of the Offer and the Merger on Parent (after giving effect to potential cost savings following the transaction) and concluded that the transaction is significantly dilutive to Parent's projected earnings per share, making it unlikely that Parent would complete the transaction at a higher price than the per Share price to be paid in the Offer and the Merger.

  The information set forth under "Opinion of Financial Advisor to the Finance Committee" of the Offer to Purchase is hereby supplemented by adding the following after the last paragraph:

   Because Purchaser is a wholly-owned subsidiary of Parent formed solely for the purpose of consummating the transactions contemplated by the Merger Agreement and will cease to exist upon consummation of the Merger, Purchaser did not receive any additional report, opinion or appraisal from an outside party relating to the Offer and the Merger other than the Merrill Lynch Opinion. Each director and executive officer of Purchaser is a director or executive officer of Parent and received the Merrill Lynch Opinion. The Purchaser adopted the analyses of the Finance Committee and the Parent Board.

Item 10.  Additional Information.

  Item 10(d) of the Schedule 14D-1 is hereby amended and supplemented by adding the following to the end thereof:

  The information set forth in "Increased Interest in Net Book Value and Net Earnings of the Company" under "Certain Effects of the Offer" of the Offer to Purchase is amended and supplemented by adding a sentence to the end of the first paragraph as set forth under Item 5 hereto.

  Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented by adding the following to the end thereof:

  The information set forth in "Fairness of the Offer and the Merger" of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

 Fairness of the Offer and the Merger

   Independent Committee. In reaching its determinations referred to above, the Independent Committee considered the factors listed below, which, in the view of the Independent Committee, supported such determinations. The following discussion of the factors considered by the Independent Committee is not intended to be exhaustive but summarizes the material factors considered.

          (i) The fact that the per Share price ($35.62) to be paid in the Offer and the Merger represents (a) a premium of approximately 12.6% over the closing price of the Shares ($31.63) on the New York Stock Exchange ("NYSE") on May 4, 1999 (the day prior to the Independent Committee's recommendation to the Company Board) and an effective premium of 21.4% over such price per Share if no premium were attributed to the Company's excess cash, estimated by Simmons at $12.95 per share (Simmons determined the effective premium by subtracting the excess cash per share from both the $35.62 Offer Price and from the closing price of the Shares on May 4, 1999 and calculating the premium of the adjusted Offer Price to the adjusted price on May 4, 1999), (b) a premium of approximately 19.2% over the per Share price estimated by Simmons ($29.89) that would have prevailed on May 4, 1999, recognizing the recent significant recovery in oil and gas service industry equities but excluding any speculative activity occasioned by the recent negotiations between Parent and the Company concerning the possible acquisition of the publicly-held Shares by Parent and the effective premium (calculated in a similar manner as above) of 33.8% over such price if no premium were attributed to the Company's excess cash, and (c) a premium of 58.8% over the 20-day average trading price of the Shares through March 9, 1999 ($22.43) (the day before the announcement of the Initial Proposal before oil service stocks began their general uptrend associated with improved crude prices) and the effective premium (calculated in a similar manner as above) of 139.1% over such price if no premium were attributed to the Company's excess cash. The Independent Committee believed that the historical trading price of the Shares over the past few months was within a range of the going concern value of the Company and that the premiums discussed above were attractive in comparison to premiums received in comparable transactions.

          (ii) The fact that the per Share price to be received in the Offer and the Merger is payable in cash, thereby eliminating any uncertainties in valuing the consideration.

          (iii) The Company's shareholder profile, the percentage of the outstanding Shares owned by Parent, the absence of contractual restrictions on the acquisition of additional Shares by Parent, and Parent's stated unwillingness to solicit offers to purchase its Shares from a third party, all of which led the Independent Committee to conclude that exploration of a business combination with a third party was not practicable.

          (iv) The Independent Committee's belief, based upon Company management and Simmons presentations, that the per Share price to be paid in the Offer and the Merger was fair in light of the financial condition, results of operations, business and prospects of the Company as a separate company.

          (v) The knowledge of the members of the Independent Committee of various risks and uncertainties associated with a decision to continue to operate the Company as an independent entity, including, but not limited to, trends in the offshore construction industry and the declining backlog at the Company, which led the members of the Independent Committee to believe that there was a substantial risk that the market price for the Shares could remain at levels experienced in the past few months for a prolonged period of time or decline from those levels. As a result, the Independent

     Committee believed that the Share price to be paid in the Offer and the Merger was superior to the anticipated Share price if the Company remained a separate company.

          (vi) The arm's-length negotiations between the Independent Committee and its representatives and the Finance Committee and its representatives, including that the negotiations resulted in (a) an increase in the price at which Parent was prepared to acquire the Shares and a change in the structure of the transaction and the form of consideration to be received by the Company's shareholders, and (b) the Independent Committee's belief that $35.62 per Share was the highest price that could be obtained from Parent under the circumstances.

          (vii) The opinion of Simmons, dated May 6, 1999, that, as of the date of the opinion and based on and subject to certain matters stated in the opinion, the consideration to be paid in the Offer and the Merger is fair to holders of the Shares (other than Parent) from a financial point of view, and the analyses presented to the Independent Committee by Simmons with respect thereto. See "Opinion of Financial Advisor to the Independent Committee."

          (viii) The fact that the Minimum Condition requires that the Offer not be consummated unless at least a majority of the outstanding Shares other than shares beneficially owned by Parent are validly tendered pursuant to the Offer and not withdrawn.

          (ix) The terms and conditions of the Offer, the Merger and the Merger Agreement, including provisions that no change may be made that, without the consent of the Company, (a) waives the Minimum Condition, (b) changes the form of consideration to be paid, (c) decreases the per Share price or the number of Shares sought in the Offer or (d) adds conditions.

          (x) The fact that the Merger Agreement does not preclude the Independent Committee from withdrawing or modifying its recommendation to shareholders if failure to do so would be inconsistent with its fiduciary duties provides the Independent Committee with a degree of flexibility to respond to changed circumstances.

          (xi) The provision of the Merger Agreement permitting the Company to negotiate with third parties that make unsolicited Acquisition Proposals (as defined in the Merger Agreement) if there is a reasonable likelihood that the directors' fiduciary duties would otherwise be breached provides the Independent Committee with a degree of flexibility in the event that a superior offer is received.

          (xii) The possibility that the timing of the transaction is at a down cycle in the offshore construction and oil service industry and that shareholders might not be able to participate fully in the recovery (unless they took the proceeds and reinvested in the industry), which the Independent Committee viewed as a risk that did not outweigh the benefits of the Offer and the Merger.

          (xiii) The fact that other transaction structures, including a transaction that would be predominately stock for stock, would be generally nontaxable, but would expose the Company's shareholders to the market and other risks inherent in owning Parent Stock, which the Independent Committee viewed as less preferable than the terms of the Offer and the Merger.

          (xiv) The issues associated with the fact that the Company has significant excess cash, including the following:

     (1) after taking into account the excess cash (for which a purchaser is unlikely to pay more than dollar for dollar), the actual premium paid for the underlying business is substantially higher than the premium on the whole transaction;

     (2) the risks associated with deploying substantial excess cash in the oil service industry in a period of cyclical downtrend or diversifying into new lines of business in which the Company does not have experience; and

     (3) the possibility that Purchaser might be deemed to be paying for the purchase with the Company's own assets.

     The Independent Committee believed the issues referred to in clauses (1) and (2) supported its determination that the Share price to be paid in the Offer and the Merger was fair, and that viewing the transaction in the manner referred to in clause (3) was not appropriate.

          (xv) The likelihood that the Offer and the Merger will be consummated in light of the facts that the Offer and the Merger are not subject to any financing condition, that Parent has represented that the funds necessary to consummate the Offer and Merger will be available and the limited nature of the other conditions to the Offer and the Merger.

          (xvi) The fact that during calendar year 1998, the Shares had traded at prices higher than, and certain Share repurchases by the Company were made at prices higher than, the Share price to be paid in the Offer and the Merger did not significantly impact the Independent Committee's determination as to the fairness of the Offer and the Merger, because of the Independent Committee's belief that conditions in the offshore construction and oilfield services industry had changed since those dates to such an extent that those transactions had limited relevance for determining the current value of the Company and the fairness of the Offer and the Merger.

     Company Board. In reaching its determinations referred to above, the Company Board considered the following factors: (i) the determinations and recommendations of the Independent Committee; (ii) the Independent Committee's analysis of the factors referred to above, which the Company Board adopted; and (iii) the fact that the price to be paid in the Offer and the Merger and the terms and conditions of the Merger Agreement were the result of arm's-length negotiations between the Independent Committee and the Finance Committee.

     The description set forth above of the factors considered by the Company Board, including members of the Independent Committee, is not intended to be exhaustive, but summarizes the primary factors considered. The members of the Company Board, including the members of the Independent Committee, evaluated the Offer and the Merger in light of their knowledge of the business, financial condition and prospects of the Company, and based upon the advice of financial and legal advisors. In light of the number and variety of factors that the Company Board and the Independent Committee considered in connection with their evaluation of the Offer and the Merger, neither the Company Board nor the Independent Committee found it practicable to assign relative or specific weights to the foregoing factors, and, accordingly, neither the Company Board nor the Independent Committee did so. Individual members of the Company Board and the Independent Committee may have given differing weights to different factors and may have viewed certain factors more positively or negatively than others. Neither the Company Board nor the Independent Committee considered the net book value or liquidation value of the Company in connection with their determinations referred to above because of their belief that these measures of value are not relevant for purposes of valuing a company actively engaged in the offshore construction and oilfield service industry due to (1) in the case of net book value, the significant asset writedowns incurred by many of such companies and (2) in the case of liquidation value, the relatively low valuation that would result as compared to other methods of valuation due to the nature of the Company's business and assets.

     The Company Board, including the members of the Independent Committee, believes that the Offer and the Merger are procedurally fair because, among other things: (i) the Independent Committee consisted entirely of directors who were neither employees or officers of the Company nor employees, officers or directors of Parent and were appointed to represent the interests of the minority shareholders of the Company;

  (ii) the Independent Committee retained and was advised by independent legal counsel; (iii) the Independent Committee retained Simmons as its independent financial advisor to assist it in evaluating a potential transaction with Parent and received advice from Simmons; (iv) the Minimum Condition which may not be waived by Purchaser without the consent of the Company and which has the effect of requiring that in order for the Offer to be successful, a majority of the publicly-held Shares must be tendered and not withdrawn; (v) the Independent Committee engaged in extensive deliberations in evaluating the Offer and the Merger and alternatives thereto; and (vi) the fact that the $35.62 per Share price and the other terms and conditions of the Merger Agreement resulted from active arm's-length bargaining between the Independent Committee and its representatives, on the one hand, and the Finance Committee and its representatives, on the other hand.

     The Company's executive officers have not been asked to make a recommendation as to the Offer or the Merger.

  The information set forth in "Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger" of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

     Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger

     Parent and Purchaser believe that the consideration to be received by the Company's shareholders (other than Parent) pursuant to the Offer and the Merger is fair to such shareholders. Parent and Purchaser base their belief on the following facts:

          (i) the fact that the Independent Committee and Company Board concluded that the Offer and the Merger are fair to, and in the best interests of, the Company's shareholders (other than Parent);

          (ii) notwithstanding the fact that Simmons' opinion was addressed to the Independent Committee and that neither Parent nor Purchaser is entitled to rely on such opinion, the fact that the Independent Committee received an opinion from Simmons that, as of the date of such opinion and based on and subject to certain matters stated in such opinion, the consideration to be paid in the Offer and the Merger is fair to the holders of Shares (other than Parent) from a financial point of view;

          (iii) the fact that the same consideration will be paid in both the Offer and the Merger;

          (iv) the fact that the Offer and the Merger will each provide consideration to the Company's shareholders entirely in cash;

          (v) the fact that the per Share price to be paid in both the Offer and Merger constitutes a 16.79% premium over the closing market price of the Company's Shares on May 6, 1999, the business day immediately prior to the date on which the Merger Agreement was announced and that the premium was within the range of premiums paid for target company shares in certain transactions in which minority interest holdings were acquired by a controlling shareholder over the pre-announcement stock prices of such target companies, as calculated by Merrill Lynch;

          (vi) the fact that the Minimum Condition requires that the Offer not be consummated unless at least a majority of the publicly-held Shares are validly tendered pursuant to the Offer and not withdrawn;

          (vii) the other factors enumerated by the Independent Committee as supporting their recommendation of the Offer and the Merger;

          (viii) the terms and conditions of the Offer, the Merger and the Merger Agreement, including the fact that the Merger Agreement does not preclude the Independent Committee from withdrawing or modifying its recommendation to shareholders if failure to do so would be inconsistent with its fiduciary duties, which provides the Independent Committee with a degree of flexibility to respond to changed circumstances; and

          (ix) the fact that the Offer Price was within the range of the Company's value, as calculated by Merrill Lynch using a discounted cash flow analysis.

        Parent and Purchaser considered each of the factors listed above and evaluated each factor in light of their knowledge of the business and operations of the Company and their business judgement. Parent and Purchaser did not find it practicable to assign, nor did they assign, relative weights to the individual factors considered in reaching their conclusion as to fairness. However, Parent and Purchaser did conclude that factors (i), (ii),
  (vi) and (viii) provide the procedural safeguards necessary to assure the fairness of the Offer and the Merger to the public shareholders of the Company. Parent and Purchaser also concluded that factor (iv) benefits the public shareholders of the Company by ensuring that such holders will not be subject to any potential liabilities arising from any future litigation concerning the Parent's other business operations and various other risks and uncertainties associated with Parent's operations. Furthermore, Parent and Purchaser concluded that factors (v) and (ix) indicate that the Offer Price is fair to the public shareholders of the Company.

     In light of the nature of the Company's business, Parent and Purchaser did not deem net book value to be a relevant indicator of the value of the Shares because of the many unusual charges and gains recorded by both the Company and companies deemed comparable to the Company. In addition, use of net book values or multiples of book values is not preferred in the oilfield service industry due to the significant asset writedowns typically incurred in the oilfield service industry. Parent and Purchaser also did not deem liquidation value to be a relevant indicator of the value of the Shares, because Parent did not, and does not now, have any intention to liquidate the Company. In addition, Parent and Purchaser did not deem historical market prices to be a relevant indicator of the value of the Shares, because of the significant negative changes in the offshore construction industry and the declining backlog at the Company in recent months. Furthermore, the fact that during calendar year 1998, the Shares had traded at prices higher than, and certain Share repurchases by the Company were made at prices higher than, the Share price to be paid in the Offer and the Merger did not significantly impact Parent's or the Purchaser's determination as to the fairness of the Offer and the Merger, because of their belief that conditions in the offshore construction and oilfield services industry had changed since those dates to such an extent that those transactions had limited relevance for determining the current value of the Company and the fairness of the Offer and the Merger.

     The executive officers of the Purchaser and Parent have not been asked to make a recommendation as to the Offer or the Merger.

 Item 11.  Material to be Filed as Exhibits.

 (c)(6) Assumption Agreement, dated May 28, 1999, among Purchaser, Parent and the Company.

                                    SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.



June 8, 1999                         MCDERMOTT ACQUISITION COMPANY, INC.


                                  By:   /s/ Daniel R. Gaubert
                                     ---------------------------------
                                     Name:  Daniel R. Gaubert
                                     Title: Treasurer



                                  MCDERMOTT INTERNATIONAL, INC.


                                  By:   /s/ S. Wayne Murphy
                                     ---------------------------------
                                     Name:  S. Wayne Murphy
                                     Title: Senior Vice President, General
                                            Counsel and Corporate Secretary

                                  EXHIBIT INDEX


Exhibit No.                       Description
----------                        -----------
(c)(6) Assumption Agreement, dated May 28, 1999, among Purchaser, Parent and the Company.